Exhibit 99.5

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana,

India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900

Fax: + 91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

May 12, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Subject: Decaration under Regulation 33(3)(d) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Dear Sirs/Madam,

Pursuant to the provisions of Regulation 33(3)(d) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, I, M V Narasimham, Chief Financial Officer of the Company hereby declare that, the Statutory Auditors of the Company, M/s. S R Batliboi & Associates LLP, Chartered Accountants (Firm Registration No. 101049W/E300004), have issued an Audit Report with unmodified opinion on the annual Audited Financial Results of the Company (Standalone & Consolidated) for year ended on March 31, 2026.

Request you to kindly take this declaration on your records.

M V Narasimham Chief Financial Officer Date: 12.05.2026 Place: Hyderabad

THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Report on the Quarterly and Year to Date Audited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying “Statement of Audited Standalone Financial Results for the quarter and year ended 31 March 2026” (“Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	is presented in accordance with the requirements of the Listing Regulations in this regard; and

ii.	gives a true and fair view in conformity with the applicable accounting standards and other accounting principles generally accepted in India, of the net loss and other comprehensive loss and other financial information of the Company for the quarter March 31, 2026 and net profit and other comprehensive loss and other financial information of the Company for the year ended March 31, 2026.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Standalone Financial Results” section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our opinion.

Management’s Responsibilities for the Standalone Financial Results

The Statement has been prepared on the basis of the standalone annual financial statements. The Board of Directors of the Company are responsible for the preparation and presentation of the Statement that gives a true and fair view of the net loss and other comprehensive loss of the Company and other financial information in accordance with the applicable accounting standards prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matters

The Statement includes the results for the quarter ended March 31, 2026 being the balancing figure between the audited figures in respect of the full financial year ended March 31, 2026 and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan

Partner

Membership No.: 213271

UDIN: 26213271HWYRVT2241

Place: Hyderabad

Date: May 12, 2026

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2026

All amounts in Indian Rupees millions

		Quarter ended			Year ended
		31.03.2026	31.12.2025	31.03.2025	31.03.2026	31.03.2025
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Sales	37,197	40,718	54,063	201,022	218,448
	b) License fees and service income	829	1,946	1,400	3,584	12,020
	c) Other operating income	194	163	166	722	686
	Total revenue from operations	38,220	42,827	55,629	205,328	231,154
2	Other income	5,672	3,603	4,144	16,896	10,034
	Total income (1 + 2)	43,892	46,430	59,773	222,224	241,188
3	Expenses
	a) Cost of materials consumed	11,212	10,668	9,426	43,325	37,997
	b) Purchase of stock-in-trade	4,790	7,692	5,347	26,358	24,399
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	1,162	(1,315)	822	(2,305)	(1,739)
	d) Employee benefits expense	8,345	9,602	7,971	35,499	32,875
	e) Depreciation and amortisation expense	3,185	3,143	2,645	12,074	10,394
	f) Impairment of non current assets, net	1,211	157	1,036	1,405	1,036
	g) Finance costs	543	414	311	1,483	1,099
	h) Other expenses	16,499	15,027	16,597	61,872	62,768
	Total expenses	46,947	45,388	44,155	179,711	168,829
4	Profit/(loss) before tax (1 + 2 - 3)	(3,055)	1,042	15,618	42,513	72,359
5	Tax expense/(benefit)
	a) Current tax	(1,147)	130	3,643	9,177	17,905
	b) Deferred tax	286	6	(32)	1,139	960
6	Net profit/(loss) for the period/year (4 - 5)	(2,194)	906	12,007	32,197	53,494
7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	134	-	(103)	134	(103)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(34)	-	26	(34)	26
	b) (i) Items that will be reclassified to profit or loss	(854)	94	1,046	(1,698)	234
	(ii) Income tax relating to items that will be reclassified to profit or loss	214	(24)	(263)	427	(59)
	Total other comprehensive income/(loss)	(540)	70	706	(1,171)	98
8	Total comprehensive income/(loss) (6 + 7)	(2,734)	976	12,713	31,026	53,592
9	Paid-up equity share capital (face value Re. 1/- each)	835	835	834	835	834
10	Other equity				312,821	287,732
11	Earnings per equity share (face value Re. 1/- each)
	Basic	(2.63)	1.09	14.41	38.68	64.22
	Diluted	(2.63)	1.09	14.39	38.64	64.13
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
		31.03.2026	31.12.2025	31.03.2025	31.03.2026	31.03.2025
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Global Generics	31,487	38,129	48,287	182,027	204,602
	b) Pharmaceutical Services and Active Ingredients	8,350	6,257	9,140	29,750	33,904
	c) Others	130	57	45	464	1,410
	Total	39,967	44,443	57,472	212,241	239,916

	Less: Inter-segment revenue	1,747	1,616	1,843	6,913	8,762
	Total revenue from operations	38,220	42,827	55,629	205,328	231,154

2	Segment results
	Profit/(loss) before tax and interest from each segment
	a) Global Generics	(3,141)	2,494	15,231	43,716	69,966
	b) Pharmaceutical Services and Active Ingredients	67	(794)	256	(883)	353
	c) Others	147	73	47	494	1,419
	Total	(2,927)	1,773	15,534	43,327	71,738

	Less: (i) Finance costs	543	414	311	1,483	1,099
	(ii) Other un-allocable (income)/expenditure, net	(415)	317	(395)	(669)	(1,720)
	Total profit/(loss) before tax	(3,055)	1,042	15,618	42,513	72,359

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

DR. REDDY’S LABORATORIES LIMITED

Balance sheet	All amounts in Indian Rupees millions
	As at	As at
	31.03.2026	31.03.2025
Particulars	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	77,527	58,654
Capital work-in-progress	13,691	21,564
Goodwill	853	853
Other intangible assets	28,921	22,817
Intangible assets under development	-	404
Financial assets
Investments	123,613	103,105
Loans	5	14
Other financial assets	2,686	8,562
Tax assets, net	2,650	1,244
Other non-current assets	843	662
Total non-current assets	250,789	217,879

Current assets
Inventories	49,556	45,758
Financial assets
Investments	32,335	28,830
Trade receivables	41,186	59,590
Derivative instruments	39	539
Cash and cash equivalents	3,375	3,197
Other bank balances	16,201	6,571
Loans	1,002	-
Other financial assets	19,351	910
Other current assets	22,187	19,635
Total current assets	185,232	165,030

TOTAL ASSETS	436,021	382,909

EQUITY AND LIABILITIES
Equity
Equity share capital	835	834
Other equity	312,821	287,732
Total Equity	313,656	288,566

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	2,501	765
Provisions	120	54
Deferred tax liabilities, net	5,899	5,154
Other non-current liabilities	2,420	1,852
Total non-current liabilities	10,940	7,825

Current liabilities
Financial liabilities
Borrowings	54,190	33,855
Lease liabilities	679	309
Trade payables
Total outstanding dues of micro enterprises and small enterprises	316	210
Total outstanding dues of creditors other than micro enterprises and small enterprises	18,726	19,721
Derivative instruments	6,785	1,273
Other financial liabilities	20,268	19,955
Other current liabilities	6,320	7,006
Tax Liabilities, net	1,072	794
Provisions	3,069	3,395
Total current liabilities	111,425	86,518

TOTAL EQUITY AND LIABILITIES	436,021	382,909

DR. REDDY’S LABORATORIES LIMITED

Statement of cash flows	All amounts in Indian Rupees millions
	Year ended	Year ended
	31.03.2026	31.03.2025
Particulars	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit before tax	42,513	72,359
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(2,052)	(3,128)
Depreciation and amortisation expense	12,074	10,394
Impairment of non-current assets, net	1,405	1,036
Allowance for credit losses (on trade receivables and other advances)	175	103
Loss /(Profit) on sale/disposal of assets, net	(2,074)	428
Unrealized exchange (gain)/loss, net	(3,117)	(116)
Interest income	(7,771)	(4,825)
Finance costs	1,483	1,099
Equity settled share-based payment expense	299	382
Inventories write-down	4,488	2,771
Changes in operating assets and liabilities:
Trade receivables	18,278	(13,451)
Inventories	(8,287)	(8,340)
Trade payables	(889)	(517)
Other assets and other liabilities, net	(447)	(81)
Cash generated from operations	56,078	58,114
Income taxes paid, net	(9,473)	(15,864)
Net cash generated from operating activities	46,605	42,250

Cash flows from/(used in) investing activities :
Purchase of property, plant and equipment	(20,492)	(23,393)
Proceeds from sale of property, plant and equipment	258	323
Purchase of other intangible assets	(8,888)	(1,374)
Proceeds from sale of other intangible assets	980	104
Purchase of investments (including bank deposits)	(41,354)	(22,484)
Proceeds from sale of investments (including bank deposits)	14,968	52,788
Investments in subsidiary/associates	(5,791)	(67,541)
Interest/dividend income received	3,463	3,998
Loans and advances given to subsidiaries	(1,050)	(57)
Loans and advances repaid by subsidiaries	59	660
Net cash used in investing activities	(57,847)	(56,976)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	397	193
Purchases of treasury shares	-	(1,389)
Proceeds from short-term loans and borrowings, net	20,281	25,840
Payment of principal portion of lease liabilities	(382)	(281)
Dividend paid	(6,659)	(6,662)
Interest paid	(2,469)	(1,794)
Net cash from financing activities	11,168	15,907

Net increase/(decrease) in cash and cash equivalents	(74)	1,181
Effect of exchange rate changes on cash and cash equivalents	252	2
Cash and cash equivalents at the beginning of the year	3,197	2,014
Cash and cash equivalents at the end of the year	3,375	3,197

*FVTPL (fair value through profit or loss)

DR. REDDY’S LABORATORIES LIMITED

Notes:

1	The above statement of audited standalone financial results of Dr. Reddy’s Laboratories Limited (“the Company”), which have been prepared in accordance with the Indian Accounting Standards (’‘Ind AS’’) prescribed under Section 133 of the Companies Act, 2013 (“the Act’’) read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India (“SEBI’’) were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 12 May 2026. The Statutory Auditors have issued an unqualified report thereon.

2	Revenue from sale of goods for the quarter ended 31 March 2026 includes the consequential impact of reduction in selling price of Lenalidomide product in the United States of USD 50 million. This transaction pertains to the company’s Global Generics segment.

3	“License fees and service income” for the year ended 31 March 2025 includes an amount of Rs. 8,113 million (excluding GST) received as a consideration towards transfer of its nutraceutical and vitamins, minerals, herbals, and supplements portfolio to Dr. Reddy’s and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”) as part of the definitive agreement. This transaction pertains to Company’s Global Generics segment.

4	During the quarter ended 31 March 2026, the Company has decided to discontinue certain of its R&D programs associated with Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of current development status and recent clinical trial outcomes. Consequent to this decision, the Company has recognized a net loss of Rs. 1,350 million in the Company’s Global Generics segment, comprising of :
a. Impairment of non-current assets of Rs. 1,135 million (i.e., towards Property, plant and equipment, Intangibles and Right of use assets),
b. Research and development cost reimbursment to subsidiary of Rs.198 million and
c. Other development program related wind down cost of Rs. 17 million.

5	“Impairment of non-current assets, net” for the year ended 31 March 2025 primarily includes:
a. an impairment loss of Rs. 862 million (31 March 2024: Rs. 288 million) towards investment in equity shares and preference shares in the subsidiary, Svaas Wellness Limited, consequent to management’s decision to scale down the business operations of certain digital initiatives. This impairment loss pertains to the Company’s Others segment.
b. an impairment loss of Rs. 174 million, consequent to adverse market conditions with respect to certain product related intangibles forming part of the Company’s Global Generics segment.

6	“Other income” for the quarter ended 31 March 2026 includes gain on sale of non-current assets, net of Rs. 1,890 million towards divestment of certain product related intangibles i.e., trademarks.

7	In respect of the field tax audit report from the Federal Tax Service authority relating to one of its foreign subsidiaries for the period from January 2020 to December 2022, based on its best estimate, the Company had recorded a provision of Rs. 695 million under “Other Expenses” during the three months ended 30 September 2025.

On 23 March 2026, pursuant to the final order from the Federal Tax Service authorities the originally proposed VAT liability was substantially reduced. Based on the final order, an additional provision of Rs. 1,141 million, including applicable interest and penalties, was recognized for the periods covered under audit as well as subsequent period from calendar year 2023 through 31 March 2026.

This additional provision was recorded under “Other Expenses” during the quarter ended 31 March 2026. The Company believes that the likelihood of any further liability on account of this field tax audit is not probable.

This transaction pertains to the Company’s Global Generics segment.

8	The Government of India has consolidated 29 existing labour legislations into a unified framework comprising four labour codes as follows:
Code on Wages, 2019, Code on Social Security, 2020, Industrial Relations Code, 2020 and Occupational Safety, Health and Working Conditions Code 2020 (collectively referred to as the “New Labour Codes”). The New Labour Codes are effective from 21 November 2025 and introduce changes that include, among other things, setting a uniform definition of wages. The New Labour Codes have implications on employee benefits including gratuity, leave encashment, and other related obligations.

The Company has assessed the implications of the New Labour Codes and has recognized an incremental cost of Rs.1,101 million towards employee benefits during the year ended 31 March 2026. The Company continues to monitor the developments pertaining to the implementation of the New Labour Codes, including related rules there to and the impact of these will be accounted in accordance with applicable accounting standards.

DR. REDDY’S LABORATORIES LIMITED

9	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company engaged with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which included enhancement initiatives undertaken by the Company, and the Company complied with its listing obligations as it relates to updating the regulatory agencies. On 23 February 2026 the Company received a letter from the SEC stating that, based on the information available to it, the SEC has concluded its investigation and does not intend to recommend any enforcement action against the Company at this time. On 5 March 2026, the Company received a letter from the DOJ stating that, based on the information available to it, the DOJ has closed its inquiry.

10	The Company considered the uncertainties relating to geo-political conflicts (including Russia and Ukraine) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

11	The Board of Directors, at their meeting held on 12 May 2026, have recommended a final dividend of Rs.8 per share subject to the approval of shareholders.

12	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 12 May 2026	Co-Chairman & Managing Director
DIN: 00057433